

April 1, 2010

Mr. Sigmund L. Cornelius
Chief Financial Officer
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

      Re: ConocoPhillips
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed February 25, 2010
               File No. 1-32395

Dear Mr. Cornelius:

We have reviewed Parts I, II and IV of your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.   We note that your Form 10-K no longer includes disclosure about your crude oil purchases from Syria or Lukoil's activities in Iran. Please advise. In this respect, we note as discussed below substantial activities by Lukoil in Iran and information in a recent New York Times article that a Company spokesman confirmed that you profit from Lukoil's Iran-related business.

2.   We note a March 2010 New York Times article discussing companies that do business with both the U.S. government and Iran. We note that the Company is on the list because of Lukoil doing business with Iran, having a contract with an Iranian oil company to develop an oil project in Uzbekistan and selling gasoline to Iran. We also note a public March 2010 letter to the President from several Congressmen stating that companies including Lukoil are likely in violation of the Iran Sanctions Act. We also note recent news articles reporting Lukoil Iranian contacts including agreements with Iran's National Iranian Oil Co. to develop oil fields, an agreement with an Iranian company for oil exploration in Uzbekistan, and Iran-based subsidiary. We also note news articles relating to Lukoil selling gas to the Syrian state oil company, Sytrol, and considering using a Cuban refiner to process crude from Russia. Finally, we note a recent article that states that you and Lukoil make purchases from a Syrian refinery.

      Please describe to us the nature and extent of your contacts with Iran, Syria and Cuba, whether through Lukoil, subsidiaries, resellers, distributors or other direct or indirect arrangements. Your response should describe any services or products you have provided to those countries directly or indirectly, and any agreements, commercial arrangements, or other direct or indirect contacts you have had with the governments of those countries or entities controlled by those governments.

3.   Please discuss the materiality of any contacts with Iran, Syria or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria or Cuba, and should address specifically the recent publicity the company has received because of Lukoil's contacts with these countries.

Business and Properties

Segment and Geographic Information

Alaska, page 3

4.   We note your disclosure which indicates that you are engaged in enhanced recovery activities. Please tell us and disclose if material, your accounting policy relative to enhanced recovery activities, including your accounting for such costs during each stage of a projects development. Provide us with a summary of your accounting conventions by type of injected material such as CO_2, nitrogen, water, etc. Clarify the stage of a project's lifecycle that your accounting for injected materials may change.

Legal Proceedings, page 26

5.   We note your description of the compliance issues related to Benzene Waste Operations National Emission Standard for Hazardous Air Pollutants requirements at your Trainer, Pennsylvania and Borger, Texas, facilities. You state that the U.S. Department of Justice made an initial penalty demand as part of confidential settlement negotiations. Please disclose the amount of the penalty demand or explain your basis for omitting it.

Critical Accounting Estimates

Oil and Gas Accounting, page 62

6.   We note your disclosure that the acquisition of geological and geophysical seismic information prior to the discovery of proved reserves is expensed as incurred. Please explain to us and disclose your accounting convention for seismic costs, subsequent to the determination of proved reserves and the reason you believe your policy is appropriate. Please refer to ASC 932-720-25-1 for guidance.

Financial Statements

Note 6 – Investments, Loans and Long-term Receivables

Lukoil, Page 89

7.   We note your disclosure that indicates you have estimated amounts of your equity in earnings from your investment in Lukoil. We also note your responses dated April 14, 2008 and June 20, 2008 to comment number four in our letter dated

March 31, 2008. Please update us as to the quantitative impact of your estimate to actual true-up related to your equity in earnings of Lukoil for each quarterly and annual period since the first quarter of fiscal 2008 through the first quarter of fiscal 2010. Additionally, please tell us how you considered specifically disclosing the quantitative impact of the estimate to actual adjustment process on your fiscal 2009 results.

8. Please tell us how you have considered the requirements to provide audited financial statements under Rule 3-09 of Regulation S-X relative to your investment in Lukoil. Please note that we believe that the significance tests required by Rule 3-09(a) of Regulation S-X should be performed for each year presented in your financial statements. Additionally, if significance is met for any year presented, then financial statements for all three years required by Rules 3-01 and 3-02 of Regulation S-X must be presented, but only those years that are significant need be audited. If financial statements are necessary, please tell us and provide disclosure of when you anticipate filing an amended 10-K that will include such financial statements.

Engineering Comments

Notes to Consolidated Financial Statements

Oil and Gas Operations, page 137

9. We note your statement, "Our estimated year-end 2009 reserves related to our equity investment in LUKOIL are based on LUKOIL's year-end 2009 reserve estimates and include adjustments to conform them to ConocoPhillips reserves policy." LUKOIL's February 19, 2010 press release presents it January 1, 2010 proved reserves as 17.5 billion barrels of oil equivalent. Application of your 20 percent share in LUKOIL (page 1) results in 3.5 billion BOE net to your ownership. This appears inconsistent with your year-end 2009 Russian proved reserves of 2.055 billion BOE. Please reconcile this difference for us.

10. We note your disclosure that you have applied the 12 month average price for determination of economic producibility of reserves. Please explain the procedures you used to arrive at these reserve determination average prices. Include illustrations with figures that correspond to those you used for proved reserves attributed to the Bayu-Undan Field and to the Lobo Trend in South Texas. Please explain whether you treat transportation costs as a lease operating expense or a price reduction.

Proved Undeveloped Reserves, page 146

11.   We note your statement that the net additions of proved undeveloped reserves were 52%, 156% and 77% of your total net additions in 2009, 2008 and 2007, respectively. Please expand this to disclose also the actual figures for these PUD reserves additions. Include material changes in PUD reserves due to revisions, drilling, improved recovery and acquisitions/divestments.

Proved Undeveloped Reserves, page 147

12.   We note your statement that a material portion of the Athabascan SAGD oil sands proved reserves will remain undeveloped for more than 5 years. Please explain to us the factors that limit the pace of development of these projects. You may refer to the concepts presented in our Compliance and Disclosure Interpretations that are relevant to project development: Items 108.01 and 131.03 through 131.06. C&DI are available at www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Acreage at December 31, 2009, page 156

13.   In part, paragraph (b) of Item 1208 of Regulation S-K requires the disclosure of the minimum remaining terms of leases and concessions for material acreage concentrations. With a view toward disclosure, please explain the steps you will take to comply with Item 1208.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Norman Gholson at (202) 551-3237, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director